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                            August 24, 2023

       Man Chung Chan
       Chief Executive Officer
       Cosmos Group Holdings Inc.
       37/F, Singapore Land Tower
       50 Raffles Place
       Singapore, 048623

                                                        Re: Cosmos Group
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
April 6, 2023
                                                            File No. 000-55793

       Dear Man Chung Chan:

              We have reviewed your April 6, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 22, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       General

   1. We issued comments to you on the above captioned filings on September 22, 2022, and we note that your
April 6, 2023 response letter does not provide a response to all of our comments. You also
indicated your intention to provide further responses to our comments, together with
an amendment to Form 10-K and Form 10-Q, in a subsequent
                                                        filing. However, as of
the date of this letter, we have not received any further responses and it appears that you
have not yet filed an amendment to your December 31, 2021 Form
                                                        10-K. Accordingly,
please provide a complete, substantive response to the September 22,
                                                        2022 comments or
explain why you are still unable to do so. We remind you that where we have requested an
accounting analysis in our comments (e.g., comments 33, 35, 38, 45,
 Man Chung Chan
Cosmos Group Holdings Inc.
August 24, 2023
Page 2
         54 and 59), your accounting analyses should provide sufficient detail to understand the underlying economics of the various transactions and arrangements. An accompanying written analysis should then examine, evaluate and discuss the company s considerations and accounting determinations of those specific rights, obligations and terms. These accounting analyses should also make specific reference to the accounting authoritative guidance and literature considered and applied as of the date of your financial statements.
         For example, we note that your current response to comment 38 does not sufficiently describe the contractual terms and condition, including title and rights, nor does it include a complete accounting analysis and discussion of the specific authoritative literature considered and applied.
2. In regard to your intention to file an amendment to Form 10-K and 10-Q, please explain which financial statement periods you intend to amend for and clearly describe the items for which you are amending. To the extent that the amendments relate to any errors that have been identified in the financial statements, ensure that you disclose the existence of any errors, quantify the impact and provide a materiality analysis, individually and in the aggregate, for all impacted periods. To the extent applicable to your facts and circumstances, we also refer you to consider whether disclosure under
Item 4.02 of Form
         8-K is required.
3. Subsequent to your April 6, 2023 response letter, we noted that the company filed a Form
         10-K for the fiscal year ended December 31, 2022 on April 17, 2023. We note your disclosure on page 54 of the December 31, 2022 Form 10-K that the
Report
         of Independent Registered Certified Public Accounting Firm thereon is filed pursuant to
         Item 8 and is included in the report beginning on page F-1. However, there does not appear to be a Report of Independent Registered Certified Public Accounting Firm
         included in your filing. Please amend your Form 10-K for the fiscal year ended December
         31, 2022 to include the auditor   s report.

4. We also note your disclosure on page 55 under Item 9A of your Form 10-K for the fiscal year ended December 31, 2022 that you evaluated your disclosure controls and procedures
FirstName LastNameMan Chung Chan
       and internal control over financial reporting and concluded that they were effective as of
Comapany    NameCosmos
       December    31, 2022.Group  Holdings
                              In light        Inc. items, please explain your
basis for concluding
                                       of the above
Augustthat
        24, these
            2023 were
                  Page effective
                        2         as of December 31, 2022 and 2021.
FirstName LastName
 Man Chung Chan
FirstName LastNameMan   Chung Chan
Cosmos Group  Holdings Inc.
Comapany
August 24, NameCosmos
           2023         Group Holdings Inc.
August
Page 3 24, 2023 Page 3
FirstName LastName
       You may contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets